ION Networks, Inc.
                             120 Corporate Boulevard
                           South Plainfield, NJ 07080



                                         June 15, 2005


Ms. Barbara C. Jacobs
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance-Mail Stop 4-6
Washington DC 20549

Via Edgar Correspondence and Federal Express

               Re: ION Networks, Inc. Registration Statement on Form SB-2 SEC File No. 333-124274

Dear Ms. Jacobs:

         Reference is made to your comment letter dated May 20, 2005, addressed to Norman E. Corn, and relating to the Registration Statement on Form SB-2 (the "Registration Statement"), the Form 10-KSB of ION Networks, Inc. (the "Company") for the fiscal year ended December 31, 2004, as amended (the "10-KSB") and the Form 10-QSB of the Company for the fiscal quarter ended March 31, 2005 (the "10-QSB").

         We are filing via the EDGAR system our responses to the comments in your letter related to the above referenced registration and reports. The numbered paragraphs in this letter correspond to the consecutively numbered paragraphs in your comment letter. To the extent indicated, we proposed to amend our registration in accordance with our response. For your convenience, enclosed are two marked and two clean copies of the amendment to the Registration Statement.

         Please call if you have any questions or further comments.

                                                     Very truly yours,




                                                     Patrick Delaney
                                                     Chief Financial Officer

FORM SB-2

General
-------

     1. We have complied with this comment as reflected in Amendment No. 1 to the Registration Statement.

Selling Stockholders, pg. 31
----------------------------

     2. We have complied with this comment as reflected in Amendment No. 1 to the Registration Statement.

     3. We have complied with this comment as reflected in Amendment No. 1 to the Registration Statement.

     4. None of the selling stockholders are registered broker-dealers. None of the selling stockholders are affiliates of registered broker-dealers.

Plan of Distribution, pg. 32
----------------------------

     5. We and the selling shareholders are aware of the SEC's position on short sales. We have indicated in the Registration Statement that no short sales will be effected prior to the effectiveness of the Registration Statement.

Signatures, pg. 65
------------------

     6. We have complied with this comment as reflected in Amendment No. 1 to the Registration Statement.

Legal Opinion
-------------

     7.   Please see the attached written confirmation of Moses & Singer LLP.

                                  FORM 10-KSB/A
                                  -------------

Management's Discussion and Analysis or Plan of Operations, pg. 17
------------------------------------------------------------------

     8. The Company's OEM revenues increased from $638,000 in 2003 to $1,372,000 in 2004. This change was due primarily to the increase in unit sales of higher margin 5500 model appliances from 79 to 335 units offset in part by a decline in sales of older product models i.e., 3100 from 515 to 440. During the two year period of 2003 and 2004 no new products were introduced by the Company. The Company has considered quantifying and discussing these sales components however the Company does not believe that there are any discernable trends with respect to the Company's product mix that can be estimated at this time.

     9. The Company has considered disclosing the segmentation between the combination of hardware and hardware accessory products and our other products software, maintenance and professional services. However, since software, maintenance and professional services do not exceed 20% of total revenues for either year ended December 31, 2003 or 2004 the segmentation would not yield useful information for potential investors.

     10. The Company has considered classifying amortization expense in the cost of sales. The Company decided that to classify amortization expense in the cost of sales would result in a distortion of the gross margins, due to the fact that this expense item fluctuates from year to year based on varying amounts of capitializable costs for new product development in the technological feasibility stage. Therefore, in order to increase transparency and clarity the Company classifies amortization expense on a separate operating expense line in our financial statements.

Controls and Procedures, pg. 19
-------------------------------

     11. During the quarter ended December 31, 2004 and the quarter ended March 31, 2005, respectively, there was no changes that materially affected or were reasonably likely to materially affect the Company's internal controls over financial reporting. The Company's future disclosure will conform to the requirements of Item 308(c) of Regulation S-B and Rule 13a-15(e).

     12. The Company's management continues to believe that disclosure controls and procedures were effective as of December 31, 2004. The amendment to the Form 10-KSB was primarily filed in order to include the accountant's consent, which was inadvertently omitted in the process of converting the report into EDGAR. The two other amendments were immaterial.

     Note 2 Summary of Significant Accounting Policies
     -------------------------------------------------

     Revenue Recognition, pg. 44

     13. ION's standard payment terms are 30 days from invoice date. The Company conducts business with several large companies including Avaya, Sprint, and AT&T who's policy is to pay in full in 45 days. Revenue is recognized when product is shipped and all fees are fixed and determinable for these billings. The Company collected all outstanding balances as of December 31, 2004 and during the past two years has had nearly zero uncollectible accounts.

     14. The Company sells individually packaged and complete hardware units and recognizes revenue from the date shipped. The Company also sells individual software packages. The sales of both products are complete and independent of the other and not part of multi-element arrangements. Maintenance contracts are sold and revenue is recognized ratably over the term of the contract. Maintenance contracts do not impact the pricing of other products.

     Foreign Currency Translation, pg. 45

     15. During 2004 the Company was not impacted by foreign currency translation adjustments and during 2003 translations and adjustments totaled $13,269, an immaterial amount. The Company settles all international sales invoices and operating expenses in US dollars.

     Note 3 Restructuring, Asset Impairments and Other Credits, pg. 46
     -----------------------------------------------------------------

     16. ION has in FORM 10-KSB for the years ended December 31, 2003 and 2004 disclosed the nature and amounts of all significant restructuring, asset impairments and other credits in both the Management Discussion and Analysis and Note 3 to the financial statements. Listed below are further explanations concerning the significant related items:

               California lease abandonment: Reserve of $123,510 was estimated in March 2003. The estimate represented the total lease payments from December 2002 through May 2004 offset by the landlord's stated sub-lease payments. During 2003, the Company requested, of the landlord, verification of the sub-lease payments for the period and did not receive any accounting from the landlord. Therefore, based on the lack of response from the landlord,during the quarter ended September 30, 2004, the Company lowered it's estimate of potential liability and reversed $63,716 leaving a balance of $59,794 accrued at December 31, 2004. ION will continue to monitor this liability and will adjust when appropriate.

               Xetel Payment: During the period from March 2002 through May 2002, the Company was billed and it booked accounts payable invoices totaling $243,071 from Xetel. Xetel filed for bankruptcy and ION settled the entire balance during the third quarter 2003 for a payment in the amount of $30,000. There is no balance remaining at December 31, 2004.

               Livingston lease abandonment: The Company reserved an estimate of $508,458 in the quarter ended December 31, 2002 for the total potential remaining lease payments. During the quarter ended June 30, 2003, the Company completed a voluntary liquidation which by court action abated all future liabilities and therefore the Company reversed the original accrual estimate. There is no balance remaining at December 31, 2004.

               New Jersey Headquarter Moved: During the quarter ended June 30, 2003, the Company was notified by the landlord of the exercise of the landlord's right to cancel the lease at the Piscataway, NJ facility effective August 15, 2003. During the quarter ended June 30, 2003 the Company recorded an impairment loss of $163,662, which represents the difference between the cash proceeds of August 2003 sale of certain assets and carrying value prior to the impairment and an additional charge to write-off a balance of $28,955 for the net book value of leasehold improvements. There is no longer a value on the books at December 31, 2004.

               Disputed Liabilities Amounts: As of December 31, 2004, the Company has amounts totaling $332,357 either accrued or in accounts payable. At the present time, the Company has disputed these amounts with certain vendors, however, management is unable to estimate the final determination of these amounts. Management will continue to monitor these liabilities and will adjust each item when appropriate.


                                   FORM 10-QSB
                                   -----------

     17. Please see our response in No. 11 above with respect to the disclosure of "changes in controls and procedures" as it relates to the Company's Form 10-QSB for the quarter ended March 31, 2005. We have been verbally advised that at this time the SEC will not be providing any further comments to the Company's Form 10-QSB for the quarter ended March 31, 2005.

                              Moses & Sinclair LLP
                          1301 Avenue of the Americas
                         New York, New York 10019-6076

DIRECT DIAL: 212.554.7800                                FACSIMLIE: 212.554.7700


                                         June 10, 2005


Ms. Barbara Jacobs
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance Mail Stop 4-6
Washington, DC 20549

               Re: ION Networks, Inc. Registration Statement on Form SB-2 SEC File No. 333-124274

Dear Ms. Jacobs:

     Reference is made to your comment letter dated May 20, 2005, addressed to Norman E. Corn and relating to the above referenced Registration Statement on form SB-2 of ION Networks, Inc. Specifically, reference is made to comment No. 7 of your letter.

     This is to confirm to you that we concur with the U.S. Securities and Exchange Commission's understanding that the reference and limitation to the "General Corporation Law of the State of Delaware" in our opinion issued in connection with the above referenced Registration Statement, includes these statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.


                                              Very truly yours,


                                              /s/ Moses & Singer LLP
                                              ----------------------
                                              MOSES & SINGER LLP